SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 28, 2004 re Results of Public Tender Offer by France Telecom for Wanadoo

Paris, April 28, 2004

Press Release

Results of Public Tender Offer by France Telecom for Wanadoo

The Autorité des Marchés Financiers has announced the results of France Telecom’s Public Offer for Wanadoo. France Telecom now holds 1,426,228,769 Wanadoo shares, representing 95.25% of the share capital and voting rights of Wanadoo.

In accordance with the terms of the Offer, France Telecom will pay € 1,805 million in cash and will issue 64,8 million new France Telecom shares as consideration for the Wanadoo shares tendered into the Offer.

Following settlement, the French State will hold 53.10% of the share capital of France Telecom on a non-diluted basis and 50.41% on a fully-diluted basis. This figure does not take into account adjustments to the TDIRA conversion ratio that will occur after settlement.

The Offer was not extended into the United States and certain other jurisdictions.

Press Contact:

Nilou du Castel                                     Tel: +33 (0)1 44 44 93 93

nilou.ducastel@francetelecom.com

France Télécom	6 Place d’Alleray	Téléphone: 01 44 44 22 22
Direction de la Communication	75505 Paris cedex 15	Télécopie: 01 44 44 80 34
Direction de l’information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 28, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information